SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

Selectica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816288203

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 pages

13D/A5

CUSIP No. 816288203	Page 2 of 5

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 612,942
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 612,942
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON* IA-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This constitutes Amendment No. 5 to the statement on Schedule 13D (the “Amendment No. 5”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.002 par value per share, of Selectica, Inc. (the “Company”). The Company’s principal executive office is located at 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403. This Amendment No. 5 is being filed to report that since the filing of the Amendment No. 4, dated December 22, 2011, a material change occurred in the percentage of the shares of Company common stock (“Shares”) beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $2,770,104.06.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $2,491,812.94.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (T7) (“MILGRAT I (T7)”), dated as of December 28, 2010, Miller was named as the trustee to MILGRAT I (T7). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I (T7) were contributed to MILGRAT I (T7) by its grantor, Catherine C. Miller.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 612,942 Shares, which is equal to approximately 22.4% of the total number of outstanding Shares, based on 2,739,072 Shares outstanding as reported in the Company’s Form 10-Q filed on February 10, 2012. As of the date hereof, 196,358 of such beneficially owned Shares are owned of record by Trust A-4, 65,430 of such beneficially owned Shares are owned of record by MILGRAT I (T7), and 351,154 of such beneficially owned Shares are owned of record by Milfam II.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, MILGRAT I (T7) and Milfam II.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
March 6, 2012	18,332	$4.00
March 7, 2012	16,668	$4.00
March 9, 2012	1,400	$3.75
March 12, 2012	3,700	$3.75

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III